Mail Stop 4720

October 27, 2009

Mr. Frank Jakubaitis
Chairman and Chief Executive Officer
WECOSIGN, Inc.
3400 West MacArthur Boulevard, Suite 1
Santa Ana, California 92704

> **Re:** **WECOSIGN, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 2 filed October 26, 2009**
> **File No. 333-160570**

Dear Mr. Jakubaitis:

We have completed a cursory examination of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, namely your financial statements were not current when the amendment was filed. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

As long as it remains in is current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.